Filed by SES S.A.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Intelsat S.A./New
Commission File No.: 132-02867

REFINITIV STREETEVENTS

# EDITED TRANSCRIPT

SESFd.PA - Q1 2024 SES SA Earnings Call

EVENT DATE/TIME: APRIL 30, 2024 / 7:30AM GMT

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

CORPORATE PARTICIPANTS

Richard Whiteing SES SA - Head of Investor Relations

Adel Al-Saleh SES SA - Chief Executive Officer

Sandeep Jalan SES SA - Chief Financial Officer, Member of the Executive Committee

CONFERENCE CALL PARTICIPANTS

Sami Kassab BNP Paribas - Analyst

Carl Murdock-Smith Berenberg - Analyst

Akhil Dattani JP Morgan - Analyst

Nick Dempsey Barclays - Analyst

Roshan Ranjit Deutsche Bank - Analyst

PRESENTATION

Operator

Hello, and welcome to the SES 2024 Q1 results. My name is Jess, and I’ll be your coordinator for today’s event. Please note this call is being recorded (Operator Instructions) I will now hand over to your host, Richard Whiteing, Head of Investor Relations, to begin today’s call. Thank you.

Richard Whiteing - SES SA - Head of Investor Relations

Good morning. Everyone. Thanks for joining this analyst and investor call. The presentation was uploaded along with the press release to the Investors section and the general press release section of the website. If you don’t already cover.

The agenda is outlined on page 2. In a moment after that, our CEO will present the main Q1 business highlights and an overview of the transaction that we announced this morning, followed by Sandeep Jalan, CFO, to cover the financial aspects in more detail. As always, please note the disclaimer on page 3. After some closing remarks from myself, we will take your questions.

With that, let me hand over to Adel.

Adel Al-Saleh - SES SA - Chief Executive Officer

Thank you, Richard. Good morning, good afternoon. Good evening, everybody. First of all, I will start with apologies of rushing this announcement and getting you all and such short notice and appreciate everybody dialing in. And as Richard said, we have a couple of topics today. The first one is our Q1 results. And the second, of course, is the exciting news that we want to share with you and go deeper on the transaction that we announced earlier this morning. So if we can go to Slide number 5, which is our first quarter results. We will make this quick. Our first quarter results was very solid.

It was a good start for the year, we delivered 2.5% growth year on year on revenue, revenue was at EUR498 million and adjusted EBITDA grew 4.7% year on year, which was EUR275 million. That is a solid start for us, which underpins our full year forecast and outlook that we shared with you before.

The growth was driven by our Networks business, which grew almost 10%, 9.6% year on year, including some periodic revenues and Media delivered as expected, minus 5.2% year on year. As you know, that’s the business that we understand where it’s heading and we know exactly what we need to be doing in total in order to manage it with a very high cash-generative profile. And we had good renewals more than EUR125 million renewals, which kept a very strong protected contract backlog at EUR4 billion and which is a good position to be in. And our adjusted free cash flow was plus EUR38 million, which is a very good swing from compared to last year. First quarter as well.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Our net leverage was at 1.5x, including EUR2.4 billion of cash and cash equivalents, which are in earning interest income. And of course, one of the big important news besides our big transaction that we announced earlier today is our Empower began serving customers in April 2024, which is a couple of just one week ago, and it’s delivering on the multi orbit capabilities and the customer offerings that we have committed.

We’re very excited about that. It’s a highly sought after capability. Our biggest challenge of colleagues is actually managing the allocation of supply that’s available and Empower. So that is where we ended the first quarter.

As I said, this is a very strong start for the year and we are happy where we landed some underpinning our financial outlook for you guys, if we can go then into the next section unless Richard, do you want me to pause here and get any questions on first quarter.

Richard Whiteing - SES SA - Head of Investor Relations

No (Inaudible).

Adel Al-Saleh - SES SA - Chief Executive Officer

Okay. So let’s go to slide number 7. So it’s exciting news for us. We’ve announced that we have gone after the acquisition of Intelsat.

As I said in my previous investor relations call, we were evaluating different options of how to deploy the cash that we had focusing on the midterm and long-term of the company and the success, making sure that we deliver what our investors are looking for, which is investment grade and continuous our dividend policies and that we have achieved that in this transaction.

So there are four pillars of value. It drives this transaction and why it was compelling to us to proceed pillar number one, it’s a highly accretive acquisition. It combines two trusted operators, both have strong fundamentals and financials, and it’s underpinned by EUR2.4 billion of net present value of highly visible synergies will walk you through them in a couple of minutes that basically represent 85% of the equity value.

This a deal that makes a lot of sense to bring these two companies complementary together in order to create a bigger player in the marketplace, 70% of the annual run rate synergies would be delivered by CF3 as to disciplined execution with diligence that we’ve looked at it. We have plans now we’re going to start rolling our integration activities with focus on how we get to the synergies and costs, extra capacity, and we’ll show you the financial profile in a couple of minutes.

The second pillar of value, it’s creating a stronger multi-orbit operator from not only we have a robust network of satellites, ground equipment, ground terrestrial networks that connects our teleports gateways to our satellites, but also complementary spectrum capability that spans KAKU military bands, UHF, X-band, C-band, et cetera. That gives us a unique position in the marketplace to be able to deliver to our clients. It makes the company almost a EUR4 billion company.

We prioritize and reoriented towards growth markets, which is the markets that are experiencing. And we’ve shown it to you over the last several quarters. The growth we have in particular in our Networks business, and it enables us to continue to invest in the areas to continue to be strong and a leader in the market. So that’s pillar number two of value pillar number three is the ability with the combined company to deliver compelling solutions to our customers, vertically focused specific around their applications, easy to integrate, easy to make sure that they’re usable for our clients.

It gives us a reliable and efficient solution for fixed data and media client needs that require scale and requires efficiencies, and it positions us very well to drive value with segment relevance solutions, as I said, vertical-specific solutions to the markets that really need them. So that is the third pillar of value. And the fourth pillar of value. It really does deliver our shareholder returns. It accelerates our EBITDA and free cash flow generation of the company. We’ll show you that in a couple of minutes.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

It maintains our investment grade and a strong balance sheet metrics. And it keeps our commitments stable to progressive dividend to our shareholders. So this is an accretive deal to our shareholders from year one so let me walk you through a couple of more details. Let’s go to the next slide, which is transaction overview on Page number 8. For the way, the transaction is structured is we pay $3.1 billion, EUR2.8 billion to acquire 100% of Intelsat equity in an all-cash transaction and certain content contingent value rights CBL.

The acquisition is funded using existing cash resources and new debt, including hybrids, supported by a committed bridge facility that we have secured its values until set overall enterprise value at $5 billion, EUR4.6 billion before synergies of EUR2.4 billion NPV. The acquisition is very much in line with our disciplined financial policy.

We did not deviate from that. In order to do this transaction, we’ll show you more details in a couple of slides. The transaction was unanimously approved by both Boards, SES and Intelsat and supported by the Luxembourg, government shareholders as SES and Intelsat management teams are focused on execution to deliver our financial commitments this year.

While we start our integration activities and planning to do that integration. Of course, the transaction is subject to relevant regulatory clearances. We expect to clear these regulatory requirements by the close of 2025 or sometime in the second half of 2025. The company will remain headquartered in Luxembourg with continued presence in Greater Washington DC areas. So we’re committed on both sides of the Atlantic.

When you think about this transaction. So let me unpeel the onion a little bit. Let me go a little bit deeper on each of these value pillars that I described to you. So let’s go to slide number 10, Skip number 9 and go straight to 10. So the first value pillar, as I described, was the highly accretive nature of this acquisition. Let me just walk through a few data points to explain why we’re talking about.

So first of all, both companies have established track records of delivering customer value. Both companies have very strong backlogs and you can see Intelsat, especially over the last couple of years, has made very strong progress in strengthening their business. And if you look at our backlogs together, they have 4 billion backlog secure backlog. We have 5 billion. It gives us a diversified customer base. It’s not highly concentrated around one or 2 or 10 clients is highly diversified between the two companies.

If you look at our capabilities in terms of infrastructure and networks of combination will give us an integrated global space and of course, terrestrial infrastructure to deliver our solutions. The combined company will have more than 100 GEO satellites, 57 coming from Intelsat and 43 GEO satellites coming from us plus 26 MEO satellites in orbit, which gives us an expanded network in the globe covering the globe. We cover 99% of the globe with our networks.

Both companies investing in the future, driving productivity and customer experiences. We have almost on 15 sorry, 13 satellites that are already in order. If you just look at 26, there’s more satellites coming beyond 2026 on Intelsat has for future geo software-defined satellites that are on order that will be coming in and we have to that will be launched in 2026. And of course, we have continuation of the rollout of the media satellites, the Empower that is already in service.

So the combination will give us a faster, more agile ability to invest in some latest technologies to give us an advantage in the marketplace, and we’re both driving growth. We both have seen an expansion of our especially government and mobility segments. Intelsat has delivered 5% growth in the network business. In 2023, we delivered 6%. The combination gives us even further acceleration from an outlook and growth perspective.

We look at profitability of both companies. We both have strong financial. I would argue these are the two companies have probably the best balance sheets in our industry today. Intelsat has 41% EBITDA margin in 2023 we have 50% and we both have a profitable growth outlook going forward. Both companies have strong balance sheets when it comes to net leverage 2.2 times with Intelsat and 1.4 times at the end of 2023. At SES, it gives us a stronger investment capability while being disciplined and investment grade. We deliver positive cash flow generation.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

We have machines that are driving. We have Intelsat the EUR350 million and improving going forward and that we, of course, deliver EUR530 million adjusted EBITDA less CapEx in 2023 and improving going forward. So this transaction from date from year one, I have to say it’s accretive and cash flow positive. If you go to the next slide. As I said, the highly accretive nature of the transaction is underpinned by EUR2.4 billion worth of net present value of synergies.

These are not depending on growth. These are things we define. We know what they are. We know how to get there and they’re split between operating expenses and capital expenditures and operating expenses. It’s around general OpEx and procurement efficiencies. It’s about aligning our ground infrastructure, network management, IT capabilities, cybersecurity, et cetera. It delivers about EUR210 million of run rate synergies per year.

And if you look at the right-hand side of the slide, this is the CapEx synergies where we have not satellite CapEx in the ground where we can clearly leverage the latest technologies and remove the duplications that we will have across the two companies. And the networks and infrastructures at terrestrial network is a good example. We both have very large terrestrial networks supporting our teleports and gateways using almost overlapping capabilities that there is a clear synergy there.

But also it’s about optimizing future multi orbit satellite investments and fleets. We just don’t need to spend as much money as we were spending separately. The combination would give us an opportunity to reduce that, and that is about EUR160 million run rate synergies per year so forward. So that is EUR370 million combined run rate synergies per year. There are other upsides that we didn’t count in the in the equation we left them as an upside for us going forward, especially as we explore and the pre and post closing situation of the companies.

So this EUR2.4 billion net present value of synergies is 85% of Intelsat’s equity value. That’s why Ladies and gentlemen, this is highly accretive transaction from day one or year one, let’s say if you go to the next slide, slide number 12. This is how we envision execution and delivery of these synergies over the next five years. You can see that in the first three years we deliver the obvious top three areas, which is generally operating expenses, third party capacity, procurement efficiencies for the ground infrastructure and future fleet optimization.

We’re a little bit more balanced, a little bit more conservative because we want to do it right in order to make sure that we are not impacting our competitiveness, our capabilities in the marketplace. And that typically requires a couple of years of planning and a couple of years of execution. However, if you just look at the top three, that represents 70% of the run rate represents EUR216 million overall. And from the synergies that we’ve described that we will be achieving and per year, which is at the EUR370 million, and that’s 70% of it.

And we can execute that by end of year three. And the remaining, which is EUR110 million will be executing that between year four and year five. And I have to just emphasize again, we have diligenced this with the intent with the intercept team and very comfortable to be able to execute that So now if you go to the next pillar of value, which is creating a stronger multiple orbit operator, I want to reflect first by going to slide number 14 of the dynamics in the market that we’re operating at.

I think we all know this especially everyone that covers this market that this is a highly dynamic market. There’s new competition. This market is moving very fast and new LEO entrants that are launching their constellations. There’s rapid innovation and both in space as well as on the ground, the new technologies coming into effect so having a scale and a multi orbit capability is critical to success being isolated or cornered into one part of the market without having a breadth and capability to compete is a difficult way to compete in this market.

Second is there is no question that satellite, especially satellite communications, it is continuing to be very strategic for governments across the world. The geopolitical environment. The realization of what you can do with this technology is accelerating the investments across the world, not just and United States government, but also across the European governments and many governments around the world.

So having sovereign capabilities is very critical for the success of any company that wants to operate because it is one of the largest segments of opportunities for satellite operators across the world. The demand is expanding, but it’s moving very fast to high-performance mobility networks. There are new applications that we’re beginning to see. Satellite-based exports are being implemented beyond simple communications and in the commercial uses in the government spaces in cybersecurity, et cetera.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

So being able to deliver end-to-end solutions, being able to have the right market coverage is very important for the success of the future of any player in this space. And of course, the last point around the market environment is the role of the satellite and broadcast TV and media consumption is evolving. There is no question. There is pressure.

However, it remains the most compelling and efficient means to distribute content to many, many citizens across the world and things like sports and events continue to lean heavily on satellite capability to deliver the most efficient cost optimized way of delivering content around the world. So those are the dynamics that we’re facing in the marketplace every day that we’re competing.

Can you go to the next slide, slide 15, how do we then position ourselves with the backdrop of that market dynamics I already alluded to this way. We will create a stronger expanded network capabilities that are multi orbits. We’re not just a geo player. We are all orbit player, but we have a very strong GEO capability with more than 100 GEO satellites, plus 8 more to come between ‘26 and ‘27.

And these 8 are all software defined satellites, latest technology, leveraging the best architectures that are available, including state-of-the-art silicon that’s not required for these software-defined satellites that are flexible in their missions and be able to move around different locations. With that, it gives us quite strong capability around multiple bands and multiple spectrum. So we have C, we have Ku, we have Ka, we have Military Ka, we have X-band, and we have UHF across 70 orbit slots. That’s 99% coverage of delivering five-nines reliability services.

If you look at our media capability, we have 26 that are in orbit operational. We have seven to come by 2026. And of course, there are more beyond 2026 or two more early 2027. So that combination between GEO and MEO with MEO delivery latency at about 120 milliseconds opens up the type of applications that we’re able to deliver on our clients. And that interaction between GEO and MEO complementary nature between the two is very, very important to deliver different application for our clients today.

And of course, we both we have strong LEO partnerships we have not ourselves dug into building LEO constellations, but we have leverage very strong partnerships and capabilities in order to be able to deliver a compelling solution to our clients. And when you look at our ground capability, the global network, the global teleports that we have, the operation centers, the data centers and the fiber lines with 24/7 capability really gives us a unique network coverage and that clients really need.

Now with that, if you go to slide number 16, is the stronger positioning in a multi orbit capability really gives us also waste to delivering to clients that we would struggle to deliver independently. And here, I tried to lay out the whole value chain of how we deal with our clients right.

So when you think about people on the ground, working with customers in defining what the customer needs are and then translating that into the solutions is something we will have very good coverage and being able to use our engineering expertise to plan the solutions using strong analytical skills and understanding what the network can do and then defining additional things that we would be able to add to it in the future is also an important in terms of skill and capabilities and being able to implement that and do that security across the world is something every operator needs to do it.

And with the expanded capabilities we have, we can be the trusted provider to our customers and of course, then delivering the operations with the support required for the type of mission critical solutions that we deliver is something our customers look for service gives us the ability to deliver this end-to-end to our clients and that expanded engineering capability and enough knowledge of the technology gives us a differentiating positioning in the market if you think about the markets we serve.

So if you go to slide number 17, it’s really puts us very well positioned in the high-growth markets. 60% of the revenue of the combined company will be in growth markets. We’ll have about EUR800 million in the government, high-growth government market. That’s growing at about 7% CAGR going forward to EUR13 billion market.

If you look at the mobility space, which is aero and cruise, of course, and maritime, we’ll have EUR800 million business there. That is also a high-growth market with double digit. If you think about fixed data and cloud, we will have a EUR600 million business at that point and that business is also growing at 8%. And of course, we will have a EUR1.6 billion So 40% of our business will be. And then our media business, which is under pressure of declining top line but has and we remain to have very strong cash fundamentals going forward. So that capability underpins our strengths in our financial and our balance sheet, but as well as ability to grow our growth businesses as we go forward.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

If you go to the next slide, slide number 18, this shows you a picture of what the total Company will look like. And we just picked a couple of metrics, right. So the financial profile is quite compelling. We go from a EUR5 billion backlog in SES alone to EUR9 billion with a combined company. You look at our revenue will combined company will be EUR3.8 billion company and [Asia] by 2024. If you look at our network business as a percentage of total today, we have 52% of our business sitting in the network in the future, it will be 60% of our business based on 2023 actuals.

And if you look at the adjusted EBITDA less CapEx as a proxy for cash generation will go from EUR500 million to about EUR800 million in 2024 forecast that we have, we will get to net leverage of less than 3x, 12 to 18 months post closing, this is definitely underpinning our discipline and making sure that we remain investment grade and deliver shareholder returns. If you go to the next slide.

I said it earlier, but the business at we are in requires continuous innovation requests, continue to investment and being able to be in a position that you have a strong cash generation that allows you to invest without having to stress your balance sheet without having to over-leverage yourself is very, very important to be a healthy player in the marketplace. It allows you to invest in your network infrastructure using the latest technologies like we’re doing with additional software-defined satellites that are coming. There will be more.

It allows you to build vertical solutions for the clients that gives you an ability to integrate things to create software that makes it easier for our customers to use our solutions. And it allows us to diversify. It allows us to look into new areas of things like quantum, key distribution, internet of things, device to device or it’s observation. Those are all areas we’re interested in to continue to expand our portfolio of capabilities, not drifting too far away from our core, which is connectivity and satellite connectivity for our clients.

So being able to do those things positions you very well into the midterm and the long-term growth of the company. Of course, everything will continue to emphasize. It is underpinned our commitment to be financially disciplined and laser focus on execution.

The next pillar is about customer value, how do we deliver that? And we divided this into two buckets. If you go to slide number 21, first we have the high growth, high demand markets that are around government aviation and maritime cruise.

The combined company will be a very large cost provider for very important customers around the world, whether it’s European governments, the US, UK, [NATO] and [UN] requirements, there is much bigger demand growing around sovereign solutions, sovereign capabilities, sovereign network, anywhere on earth on land see in the year. That requirement is definitely there for us to capture and of course, being able to deliver that with protected multi frequency, multi orbit solution for interoperability, resilience is something that governments look for and you are not exposed to one particular area of the network that you’re delivering.

In aviation Intelsat has been a leader in that space. They have more than 3,000 aircrafts. This is a high growth market. You’ve seen a lot of the announcements that Intelsat has made recently. We have our own play in this marketplace and we all believe strongly that having connectivity on planes, especially global international routes is it is a must have now, it’s not just a differentiator. It’s kind of minimum you have to have available for your passengers and we’ll be able to integrate a suite of integrated IFCs, IFC services based on multi frequency based on multi orbit solutions to give the resilience and the quality that the aero customers want.

And if you think about maritime and crews, we already have a very good footstep in footprint in the cruise market with serving five major cruise lines with over 100 ships with fiber-like connectivity on the ships. And that demand is also growing. It’s not only growing in terms of connectivity, but it’s growing in terms of managed services, flexibility and really delivering a quality of experience to the customer set that our customers have. And this integrated network of solutions offers that seamless connectivity for the client. So being able to provide this high demand, high growth market with this and our highly flexible and robust network is something that we are going to be very well positioned to do.

If you go to the next slide, you also need to be very efficient and reliable to some of the other markets like fixed data where we’re supporting major telecom companies enable network operators to provide services where they struggle to build their terrestrial networks. And that demand continues to be very robust for us. The demand for fiber like connectivity for mobile backhaul and private 5G connectivity, cloud carrier redundancy, backup solutions in case terrestrial networks sale continues to be quite active in the marketplace.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

And we’ll be able to offer our customers this extended network reach with a combination of GEO, MEO and LEO partnerships for our customers. And of course, our media business, which continues to be really important to us. It will be 40% of our business serving major broadcasters around the world, delivering more than 10,000 channels to hundreds of millions of TV homes and EUR2 billion customers across the world.

And it’s very important to get it to manage very well and very efficiently as there is pressure on the top line and a persistent demand will continue and expand the free to air capabilities experiences, especially in emerging markets and supports and advanced capabilities that we are very, very strong. And both companies are strong enough, but those solutions require very strong networks and they require a quality and the reliability that our customers look for. So ability to deliver those solutions is really, really important, both from a growth market perspective and the efficiencies is required in markets that are under pressure, as you are.

If you go to the next slide, 23. So what does this mean right? That comes altogether with customer being at the middle of everything we do and being able to deliver to them what they need today and mid-term and long-term as their requirements evolve. We do that through a much better improved network that gives you reach and service capability and resilience anywhere in the world.

It gives us an ability to deliver enhanced connectivity with fiber-like performance with quality metrics and value for money for our clients. It gives our clients a short capacity supply for secure data and media networks well into the future, not just today, and it gives them greater choice of how they want to deploy the space capability with a multi orbit multiband networks that we have.

We will give them seamless integration across the different broader networks with our technologies with our software capabilities, it gives us the ability to deliver flexible solutions, end-to-end capabilities with managed services delivered what the clients want and not just capacity alone. And it gives us the ability to continue to innovate for our clients to deliver them. So those are the values that we believe we will be delivering as a combined company.

Now the last pillar of value is all about shareholders and what we’re able to deliver that. And I will ask Sandeep to jump in and help me deliver those messages. Sandeep, please go ahead.

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

Thanks Adel. Good day, everyone. Starting from Slide 25. Let me explain you how this transaction is building shareholder returns. This transaction first of all creates a competitive and very well positioned player to address the challenges and opportunities in our sector and good for all stakeholders, our customers, our employees and our investors.

This transaction is highly synergistic and value accretive with EUR2.4 billion NPV of synergies, and it is fully in line with our financial policy. Timing is also good as both companies have successfully realized significant C-band proceeds, which are and we continue to have all EUR3.5 billion in cash as a combined company and the data that we have the two strongest balance sheet in our sector.

As you see, our net leverage at December 23 was 1.5 times and remain similar at about 1.4 times when the factor of pro forma for the ongoing share buy backs and the C-band reimbursement of close to EUR410 million, Intelsat net leverage is expected to be 2.2x, but the pro forma for the dividend of EUR130 million and C-band reimbursements, which are totaling to EUR435 million. C-band receivables from the both companies add up to about EUR1.85 billion. The combined company is expected to be about 3.5x at closing and expect it to de-lever pretty quickly to our threshold of below 3x within a period of 12 to 18 months from closing.

The combined revenue for 2024 is expected to be at EUR3.8 billion, but very similar sized revenues outlook from both companies after the inter-company eliminations. These revenues are supported by industry-leading combined order backlog of EUR9 billion as of December 23 from both the companies EBITDA outlook for 2024 for intersect stands at EUR0.8 billion, EUR2.82 billion, and when combined with SES outlook for 2024, it leads to a solid EUR1.8 billion EBITDA for the combined group.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Capex outlook for Intelsat is once again very similar to that of SES. And the combined company CapEx should be in the order of EUR1 billion plus.

Moving on to Slide 26. The combined company is well positioned with a good solid base of EUR3.8 billion revenue, EUR1.8 billion EBITDA and about EUR1 billion of CapEx. But as we go past closing, which is expected to be in the second half of 2025, we would expect EBITDA growth at the mid-single digit percentage, and this will be helped by two components.

Firstly, a low single-digit growth in the revenue, which is driven by 60% of the revenue being positioned and highly growth oriented network business, including fast growing and valuable government and mobility business. Second component is highly realizable and visible OpEx synergies that will quickly ramp up towards EUR210 million per year.

On the other hand, most companies CapEx, which is running at a combined EUR1 billion plus levels due to some ongoing major investments should normalize as well as reduce due to synergies of EUR160 million per year. The combined company expects average annual CapEx of EUR600 million to EUR650 million for the next four years, which is from 2025 to 2028 This provides really a solid foundation for growth in our free cash flow generation of the combined company.

Moving to Slide 27. This transaction is fully in line with the three pillars of our disciplined financial policy. Firstly, as I explained, both companies our strongest balance sheet in the sector with sizable cash of EUR3.5 billion. At closing, we expect to be at 3.5 net debt leverage. However, we expect very quick deleveraging back to below 3.3x and net debt leverage within 12 to 18 months post close as a combined company, we expect to maintain strong investment-grade metrics.

We have conducted also a rating evaluation process with both agencies and are confirming this after we continue to maintain a solid, stable to progressive dividend policy. We will maintain the current dividend of EUR0.50 per share and also believe that the expanding cash flows, the combined company is very well positioned for acceleration and shareholder returns.

We have evaluated this transaction from a lens of high financial discipline. And on top of the obvious strategy and business metrics, it ticks all the boxes for a financially disciplined investment, an IRR which is over 10%, a higher free cash flow per share than a standalone company, which is leading to a free cash flow creation for our shareholders from the first year itself and the combined company will be highly cash-generative and should allow flexibility for disciplined uses and growth of total shareholder returns.

Once again, we are very pleased and excited with this transaction and the solid prospects of the combined company, and we look forward to the part of closing. And meanwhile, we and our teams remain laser-focused on execution of our business targets for the year 2025. And with that, I will hand over back to Adel.

Adel Al-Saleh - SES SA - Chief Executive Officer

Very good. I’m satisfied to conclude here and open up to Q&A. I’m sure you guys have a lot of questions. So let me just summarize the things that we just went through. So this is a value accretive acquisitions. It is clear how we get to that value accretion very quickly, and we are confident we can execute on it. It creates a stronger multi orbit operator we think that is required in order to compete in order to be successful mid-term and long-term.

And it expands and reorient our revenue towards the high demand, high growth segments in the marketplace where the combined company will have good footprints and it combines complementary assets and capabilities, innovations, world-class talents from both companies to deliver unique things to our clients and it makes sure that we deliver the customer value that they’re looking for in the key segments that we’re focused on.

It accelerated profit growth, as Sandeep just showed you, both from a cash generation as well as an EBITDA growth over medium term, starting in year one of the transaction. And it’s a fully aligned with SES financial policy of disciplined financial policy to ensure we continue to deliver shareholder return.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

With that, I will stop here. Richard and I will open it up for questions.

QUESTIONS AND ANSWERS

Operator

Sami Kassab, BNP Paribas.

Sami Kassab - BNP Paribas - Analyst

Thank you, and good morning, everyone. I have three questions, please.

To start with historically, Intelsat had quite significant tax assets with perhaps more than EUR3 billion of notes sitting in Luxembourg are the tax assets, part of the EUR2.4 billion NPV or are the tax assets potentially coming on top of what you disclosed this morning?

Secondly, you have just structured the transaction with contingent value rights and based on the expectations of potential C-band proceeds on top of what is been yet so far, do you have any indicative timeframe as to when you think you may be able to monetize the additional 100 megahertz.

And lastly, can you please comment on the latest development on [IV Squaire]. Does today’s acquisition mean you are likely to take part in [IV Square] if and when that project finally materializes. Thank you.

Adel Al-Saleh - SES SA - Chief Executive Officer

Thank you very much for the questions. Sandeep, why don’t you take the first part, which is how we valued the tax noms?

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

Yes. So Sami, on the tax assets, clearly this entity has had a lot of tax losses. So clearly there are some beneficial tax attributes that we should be able to benefit as a combined company. But clearly for the purposes of valuation for the purpose of the synergies of EUR2.4 billion that we are refrained, these do not take into account the tax attributes. So these are really the recurrent synergies that we are highly confident from our OpEx and CapEx [perimeters].

Adel Al-Saleh - SES SA - Chief Executive Officer

Okay. thank you, Sandeep. On the second question in terms of CVR and the future potential of the C-band, some distribution again under timeframe, look, that is I would believe that is a few years out, right? It’s not something that will happen quite recently. There’s a lot of demand that continues to build for C-band, including, by the way device to device and the mobile operators also are expanding their 5G coverage and using C-band spectrum, as you know.

So we expected that discussion and dialogue will start in a couple of years, and it will be probably two to three years until we see the potential realization of that additional distribution. But that’s something, of course, for FCC and allow us to work with them to figure out if that makes sense. And regarding [IV] Square, you know, as I emphasized multiple times, we’re all about providing government sovereign capabilities.

I believe this transaction positions us even stronger for [Irish] square because as we as the European commission decides to go forward and build a constellation, they will also need to ensure that there is high usage of that constellation and having a large player like us and others to be able to leverage the network and drive traffic into the network is very important in addition to, of course, building operating and delivering it to the governments as well. So I see that as a very much a complementary situation.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Thank you for your questions.

Sami Kassab - BNP Paribas - Analyst

Thank you, gentlemen.

Operator

Carl Murdock-Smith, Berenberg.

Carl Murdock-Smith - Berenberg - Analyst

Good morning. Thanks very much. Three questions from me as well, please. Firstly, just what is different now to when talks (Inaudible).

And then secondly, there’s footnotes regarding Intelsat talking about EUR175 million of non-cash items of non-cash revenue. I was wondering if you could kind of expand on that and explain what that non-cash revenue and EBITDA relates to.

And then thirdly, I doubt, I suppose looking both Intelsat and SES with both we’ve seen many CEOs come in and very quickly announce transformational M&A incredibly soon after joining.

So I guess my question to you is what made you reach this conclusion regarding this deal. So quickly or was it more a Board led process?

Thank you.

Adel Al-Saleh - SES SA - Chief Executive Officer

Thank you, Carl. I’m wondering if we take the second question first, Sandeep, can you just answer the EUR175 million non-cash items and what does it mean?

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

Yeah. So thanks, Carl for your question. So we have disclosed that the Intelsat revenues there is about EUR165 million of non-cash revenues for 2023 for 2024 this number is EUR175 million. This primarily pertains to with some of their large revenue contracts that you had monetized during the bankruptcy process. This value is roughly in the order of about EUR600 million on the balance sheet, but it’s currently getting flushed out over the next few years. It goes as far as according [30s] that it continues to go down. It will go down very rapidly to below EUR100 million as we look forward to ‘26 and ‘27.

Adel Al-Saleh - SES SA - Chief Executive Officer

Very good. Thank you, Sandeep. Let me start with the last question and then come back to the first question, which is what’s different today versus the last attempt some look, I don’t know if there is a connection between new CEOs coming in and going to transformational deals for us as a company. You know, we were going through a lot of work already strategically.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

What’s the best way to deploy the C-band proceeds that really impaired some of our networks in North America as you know, and what is the right thing for midterm long term for the company in order to make sure we stay competitive in the marketplace. So and when I joined that strategic discussions and thinking was well underway, right.

It wasn’t something that kicked off, but you know, it didn’t take me long to understand what are the options. And we had to look at many different options. We had to look at multiple M&A opportunities. Not just Intel said we had to look at just giving returns to our shareholders and then thinking about investments later, we thought about other areas of organic investments. We’ve tried to figure out what do we need, for example, our Square and others.

And it was clear to us that this particular transaction, if we’re able to successfully close it with the right type of value is the most compelling proposition we had on the table for the company for our shareholders for our employees, et cetera. So that’s why we went very fast. It didn’t take me long to understand the options, but it wasn’t clear whether or not it’s we’re able to reach to an agreement with Intelsat that the right types of things move that’s very quickly. And of course, on the Intelsat side, they’ve seen the value of this transaction as well, not just the return to their shareholders, but also about how do they take their company forward going for the next several years.

And what’s different from the past Carl’s you know, there’s a lot of things that are different. So this is first of all, timing is different from what it was a year and a half ago where Intelsat was emerging from bankruptcy. They had a lot of things to do. They had a lot of focus and a lot of priorities. We were also in a different space.

Both companies have gone through quite significant evolution in a very short period of time in terms of where they want to focus, where the priorities of the market’s needs to be personnel with different mean [Dave] and I you know, we saw real value here and worked very hard together to figure out how do we make this thing happen and that the structure of the transaction is much simpler. It’s a lot easier when you have an acquisition versus a merger and you have to deal with different governance questions and how the setup looks like.

So there’s a lot of things that need a different call. But the biggest thing was the desire of both companies and to build something unique here, which we both saw that opportunity to create something valuable to our clients into the market and solidify the company for the for the mid-term, at least in the long term. That’s what’s different in my mind, Carl.

Carl Murdock-Smith - Berenberg - Analyst

That’s fantastic. Thanks very much.

Operator

Akhil Dattani, JP Morgan.

Akhil Dattani - JP Morgan - Analyst

Hi morning, thanks for taking the questions. I’ve got a few as well. Please if I can. First, can we start maybe with a very basic question, maybe around the acquisition multiple at start? I mean, obviously, I appreciate there are substantial synergies here, but I guess I was just wondering if you could help us piece together what the right starting acquisition EBITDA multiple is?

I think, from the answer the cost question around the EUR175 million of that’s non-cash, I guess we would exclude that. So is it right to assume that this is sort of a seven times EBITDA multiple at start and if it is, can you give us some color as to the thought process around that multiple given obviously, it does look a little bit on the high side, so that’s the first question and second one is just a very simple one just around the delivery of synergies. Just wonder if you could comment on whether there are meaningful integration costs that will need to be taken on board to help facilitate and drive that synergy realization.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

And then the third one, if you could just maybe help us around the debt stack. I guess just interested as to the funding structure here and how we should think about cost of debt. I don’t know if there’s any sort of important items around the take of rentals that debt to the new fundraising or doing any sort of early indication give us on cost of debt for the structure would be helpful. Thanks a lot.

Adel Al-Saleh - SES SA - Chief Executive Officer

Thank you very much. Sandeep, go ahead and think you can answer all the questions. I’ll jump in and help.

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

Yeah, absolutely. Hi Akhil. Thanks for your question. So on your first question, on the non-cash revenue, as I explained that this is a monetization that was done during the bankruptcy process post bankruptcy process to monetization has been done. So basically this these are still solid long-term revenues and they will continue to go down as we go into future years.

Now in the valuation, as you can understand, we looked at it from different perspectives drive several perspectives, of course, multiples, DCF and on all those approaches, if you value the transaction just on a gross basis because some of these values should continue to be there, right, not all lost discussion and use this as a multiple of [5.5]. If you add EUR175 million of non-cash revenues and deduct that there is also synergy component that you have to keep in mind. There is a EUR2.5 billion, EUR210 million recurrent OpEx, but also topped up via EUR160 million of CapEx synergies, which once again flow to the cash flows.

So on the overall, when you take a balance of all those valuation approaches we see that this transaction is highly accretive for our shareholders that we look at it from a multiple based management, take a look from a DCF approach and based on all those approaches. There’s still a high level of value generation for our shareholders in valuing this NPV of EUR2.4 billion of synergies that we are giving.

Yes, this includes the cost of integration, the cost of synergies, et cetera. So that is net of that. There is almost about EUR300 million of transaction cost. That is not part of the NPV of synergies, but that is factored once again in our valuation metrics when we value accretion for our shareholders.

On the debt structure, the good news is that the combined entity. He’s very well positioned with significant cash sitting on our balance sheet as well as Intelsat balance sheet. As I spoke earlier, we are close to EUR3.5 billion. So we are able to fund the equity purchase price. There is a debt as well, and we have taken a bridge of EUR3 billion and clearly as we go along, we will be organizing further market takeout financing at appropriate intervals until closing and after closing.

And on the cost of debt, as you can see, our cost of debt remains highly competitive at about 3%. Clearly had the market has changed in the last couple of years. So when we go in the market, we would still expect a competitive set of financing conditions and interest rates, which would still be quite attractive, of course, Ireland, 3%.

But we believe that we should be able to secure very competitive rate rates with a combination of senior notes as well as some hybrids that we would like to tap as part of this transaction. I hope that answers your question.

Akhil Dattani - JP Morgan - Analyst

Yes, it does. Thanks a lot.

Operator

Nick Dempsey, Barclays.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Nick Dempsey - Barclays - Analyst

Yeah, good morning, guys. I’ve got two questions left. So first one can you give us a rough idea of the share US government spend on commercial satellite capacity and services by SES and Intelsat combined would represent and won’t there be antitrust issues in this particular area as a result. And second one, how much has Intelsat’s return to revenue growth been driven by the acquisition of Gogo, which I believe is a revenue stream that comes at a much lower margin. So is there a negative margin mix effect built into the Intelsat revenue growth model for here?

Adel Al-Saleh - SES SA - Chief Executive Officer

And let me start with that and then Sanjeed, you can jump in, but I can’t disclose the exact share of US government. But for us, we have both companies have similar positions with the government and, you know, our business in the US around the government is North north of, let’s say, EUR350 million, EUR400 million per year, not dissimilar to Intelsat, right, which is why we create a quite interesting player going forward. If you think about the share, right, I mean, the US government space, defense budget, it’s several billion dollars.

I don’t remember exact number of what they spend and the US space. Defense just issued a very important strategic paper, which talks about the importance of commercial integration, our satellite capabilities into their specific military applications and dedicated satellite constellations that the government owns there. Clearly, state in that strategy that they see their architecture of delivering services is highly highly dependent on a breadth of commercial capabilities that the market can offer. So I think many of the satellite players are seeing the benefit of that.

So not just us. I mean, you can look at our competitors and you can look at Star lane group and others, we are seeing a uptick in demand on one thing. The US government is very clear about this. They are going to be diversified today, we’ll look at multiple orbit. They will look at multiple capabilities. And therefore, when you put that altogether, we wouldn’t be a significant, you know, over arching share players and having a share of the US government spent.

It will be it will be spread across several, many players, if you will, including smaller players in the marketplace. So for us from a regulatory perspective, that’s something we need to go through with trust and work through it. But we’ve got comfortable ourselves that we can have a good outcome in that area. But some work we need to do, right is that we don’t take it lightly. That is just a slam-dunk. We have to do some work there, but we don’t we don’t foresee an issue there in that area.

And regarding how much of the interest that growth is driven by Gogo has been around for a period of time, right. That’s a acquisition that’s been there for several years. And and the strength of Intelsat in the aero market is driven by the Gogo capability, which is one of them more advanced capabilities when it comes to the quality of service, the experience on the plane, the interaction with the users from if you have experienced slang different airlines, you’ll see there is a big difference on when you get and you tried to connect how what is the experience. So that’s been helping them drive that growth.

In terms of margin of that business, you know, all of us are looking in the satellite industry of prospects of do we add managed services into our pure wholesale selling of the satellite capacity, and we’re all concluding that what the customers need is that integration capability. So that managed services layer on its own is lower margin, of course, than our typical capacity selling, if you will.

But pure capacity selling pure pipe selling just like it is for telcos is a dangerous place to be if you don’t add value on top of that. So we’re convinced adding value on top of that is critical for us in order to be able to continue to drive our capacity business as well as which is a high margin business, as you know, and can provide compelling solutions to our clients.

So the combination of both gives you certain compelling positioning for the market for the customers and ability to grow. And that’s how I see Gogo and how Gogo plays a part of it and their capabilities are quite impressive. So you may be on its own a lower margin business than pure capacity, but the complement and between the two of those is critical for the growth of the business. That’s how we see it.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Nick Dempsey - Barclays - Analyst

Yes, I’m sorry. I just have just one more question on sorry, which is the EUR300 million of transaction costs, are they factored into that 3.5 times net debt EBITDA at closing?

Adel Al-Saleh - SES SA - Chief Executive Officer

All all our cost transactions, including Sandeep or the answer that I think it was a key who was asking including the cost of getting to the synergies. We are all they’re all included in our analysis and in our at the end some mineral belt yielding results financial results.

Nick Dempsey - Barclays - Analyst

Thank you, everyone, is there.

Operator

Roshan Ranjit, Deutsche Bank.

Adel Al-Saleh - SES SA - Chief Executive Officer

Roshan we can’t hear you maybe on mute.

Roshan Ranjit - Deutsche Bank - Analyst

Sorry about that. Yes, thanks for the questions. I’ve got three, please. So firstly, just on the CapEx. And it’s just a quick follow-up on the prior questions. In your EUR600 million to EUR615 million, is that fair to take as a normalized level or is there kind of some element of growth still coming near term and scope for that to trend down to a more normalized level. Does that also include anything for Iris squared, please?

And secondly, on the margin front. And I guess contemplating a mix question on Gogo. You have guided to a build out of the channels nearer term with terminals, and I guess Intelsat has a similar thing because how penetrated is the base with these newer terminals or would that potentially have to be factored into a kind of future forecast?

And lastly, just to follow up on the credit rating. I think, Sandeep, you mentioned the discussions you’ve had with the agencies and you are going to be above this kind of [three] and 3.3 times level which you have previously guided to for investment grade? I mean, are the rating agencies comfortable with that and there’s no kind of risk to your investment grade.

Thank you.

Adel Al-Saleh - SES SA - Chief Executive Officer

Go ahead, Sandeep?

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

Yeah, thanks Roshan. So firstly, on the CapEx, the least foresee for the next four years, which is from [25 to 28] in a CapEx range, of EUR600 million to EUR650 million. This includes a bit higher level of CapEx in the first couple of years, given the fact that a lot of our investments as well as in terms of investments, they are concentrated between the first a couple of years. Intelsat has 5 satellites going in space by ‘26. We have 3 of our GEO satellites as well as 7 next of MEO satellites going into space as well. So all this is leading to a bit higher CapEx in the initial years and then followed by lower CapEx as we go out. Have you included any additional growth CapEx?

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

No, [Iris two] is not included if and when they move with that product, that will be an upside and something that we will evaluate on its own merits. That means the profitability and respect of our financial policy in holistic sense, right, respecting the investment rate and the dividend.

Second question on the gogo front, Istanbul and gogo, and they are very well capturing a lot of aircraft. They are close to 300 aircraft in service as of now they are even transitioning to much cheaper channels, which are that is our terminals from seeking new terminals. And this is as well making rapid progress. And we expect this will again accelerate the growth part on their ability to grow more and more are getting to those aircraft. They have a strong backlog of over 700 aircraft as we speak now and this should further accelerate this transition on the credit rating.

Yes. As usual, I mean, we are engaged in that dialogue with both agencies, and we have gone to all these metrics, as you can understand when you close any society, sizable transaction as of closing. So we are remaining slightly elevated above our own thresholds was three times, which we consider highly disciplined.

But again, looking at all our plans going forward and the cash flow generation trajectory, the highly synergies that will ramp up pretty quickly. We are highly confident that within a period of 12 to 18 months. We are able to bring it back within our investment thresholds of it reacts. So based on that, we are highly confident this transaction and respecting our financial policy very holistically is growing in terms of our total shareholder returns.

Roshan Ranjit - Deutsche Bank - Analyst

Great. That’s helpful. Thank you. On the CapEx front and what should we think about a normalized level beyond the kind of near term quick parity. Thanks.

Sandeep Jalan - SES SA - Chief Financial Officer, Member of the Executive Committee

I mean, this is the—

Adel Al-Saleh - SES SA - Chief Executive Officer

I was going to say the EUR600 million to EUR650 million is what we’re saying is going to be our normalized kind of levels, right. So it will be it will be, as Sandeep said, there will be some bumps when we have some investments up and down, but our normalized level run rate, we think it will be EUR600 million to EUR650 million.

Roshan Ranjit - Deutsche Bank - Analyst

Got it. Perfect. Thank you.

Operator

That’s all the time we have for questions today. And I will now hand back to your host, Adel AI-Saleh for closing remarks.

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APRIL 30, 2024 / 7:30AM, SESFd.PA - Q1 2024 SES SA Earnings Call

Adel Al-Saleh - SES SA - Chief Executive Officer

Well, just thank you, everybody. Thank you for reacting to the quick notice. We’re planning to put them a little bit more organized. But here we go and I wish you all a very nice day and thank you for dialing in.

Operator

Thank you for joining today’s call. You may now disconnect your lines.

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Forward-Looking Statements

This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Intelsat or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 to be filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, SES intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of SES. SES also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about SES and Intelsat, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SES will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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